June 6, 2017

Mr. Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.; Mail Stop 3233
Washington, DC 20549

RE: Gaming and Leisure Properties, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed February 22, 2017
File No. 001-36124

Dear Mr. Telewicz:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the "Staff") furnished to Gaming and Leisure Properties, Inc. ("GLPI" or the "Company") in your letter, dated June 1, 2017 to William J. Clifford, our Chief Financial Officer, regarding the filing noted above. We have presented your original comments in italicized, bold type followed by our response to your comments below. We hope that you will find our responses to be complete and in sufficient detail to satisfactorily address your comments.

Form 10-K for the year ended December 31, 2016

Item 8. Financial statements and supplementary data, page 58

Consolidated statements of cash flows, page 63

1.
It does not appear that you have provided supplemental disclosures of cash flow information and noncash activities. In future filings please provide a table that contains this information or tell us why you do not believe it is required disclosure. Reference is made to ASC230-10-50-2 to 6 and ASC 230-10-55-14 and 15.

We believe that we have included the required disclosures related to supplemental cash flow information and noncash activities within our 10-K filing. Cash paid for both interest and income taxes during the years ended December 31, 2016, 2015 and 2014 is disclosed in Footnote 17: Supplemental Disclosures of Cash Flow Information on page 93 of our filing. Additionally, within Footnote 4: Acquisitions, we provided a reconciliation of the consideration paid for the acquisition of the Pinnacle real estate assets. Within this reconciliation on page 74 of our filing, we allocated the consideration to cash and common stock issued (non cash). Within Footnote 13: Shareholders' Equity we again disclosed the issuance of GLPI common stock as consideration for the acquisition of the Pinnacle real estate assets (page 87). Furthermore, we identified the issuance of GLPI common stock as consideration for the acquisition of the Pinnacle real estate assets as a noncash investing activity within the Liquidity and Capital Resources section of our MD&A (page 53).

In future filings, we will aggregate all required disclosures related to supplemental cash flow information and noncash activities into a single footnote entitled Supplemental Disclosures of Cash Flow Information and Noncash Activities. Reference to this footnote will be made on the face of the Consolidated Statements of Cash Flows. An example of the adjusted 2016 Form 10-K disclosure is included below. The items highlighted in blue are the proposed additions to the existing footnote.

17.    Supplemental Disclosures of Cash Flow Information and Noncash Activities

Supplemental disclosures of cash flow information are as follows:

Year ended December 31,	2016	2015	2014
	(in thousands
Cash paid for income taxes, net of refunds received	7,362	9,785	20,092
Cash paid for interest	154,527	109,966	109,376

Noncash investing and financing activities are as follows:

Year ended December 31,	2016	2015	2014
	(in thousands
Equity raised to partially finance the Pinnacle transaction	$1,823,991	$—	$—

Notes to the Consolidated Financial Statements

Acquisitions, page 74

2.
We note your disclosure that you allocated approximately $600m of the purchase price of the Pinnacle transaction to land rights, net. Please clarify for us whether this asset represents the below market value of the related ground leases. To the extent the land rights asset represents something other than the below market value of the ground leases, please explain to us how you determined value should be allocated to this asset as part of the business combination. Please cite any relevant accounting literature in your response.

Yes, the approximately $600 million of the aggregate Pinnacle transaction purchase price allocated to land rights, net represents the below market value of the related ground leases. The Company acquired the rights to certain ground leases in conjunction with the Pinnacle transaction that we assessed to determine if the lease terms were favorable or unfavorable given market conditions at the acquisition date. Because the market rent to be received under the Pinnacle Master Lease was greater than the rents to be paid under the acquired ground leases, we concluded that the ground leases were below market and therefore were required to be recorded as a definite lived asset (land rights) on our books. In future filings, the Company will include the preceding sentence for further clarification within Footnote 6: Land Rights.

The Company applied the guidance in ASC 805 - Business Combinations, specifically as it relates to acquired operating leases, to allocate the consideration paid to the land right assets acquired in the Pinnacle transaction.

Form 8-K 2.02 filed on February 2, 2017

Exhibit 99.1

Guidance, page 4

3.	We note you provide certain 2017 non-GAAP guidance numbers. Please tell us how you have applied the guidance in C&DI Question 102.10 and revise your disclosure in future filings as necessary.

The Company notes the Staff's comment and will ensure that future disclosures of non-GAAP guidance are consistent with the guidance set forth in Question 102.10 of the SEC's Compliance and Disclosure Interpretations: Non-GAAP Financial Measures. In future filings, we will reconcile non-GAAP projected performance guidance such as FFO, AFFO and Adjusted EBITDA to projected net income guidance. The reconciliation will be similar to the format used to reconcile net income to FFO, FFO to AFFO, and AFFO to Adjusted EBITDA on page 11 of the February 2, 2017 earnings release. The Company has also considered the disclosure on page 4 of the earnings release, which reports total cash rental receipts by customer and reconciles cash received to total rent reported on the Company's statement of operations. However, we do not consider cash collected from our customers a non-GAAP financial measure and do not believe it is necessary to alter this disclosure.

If we can provide any further clarification or assistance with respect to the matters discussed in this letter, we would be pleased to speak with you.

Sincerely,

/s/ Desiree A. Burke
Senior Vice President and Chief Accounting Officer

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